EXHIBIT INDEX

99.1                           AerCap Holdings N.V. Press Release.

Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Holdings N.V. to Release Third Quarter 2007

Financial Results on November 8, 2007

AMSTERDAM, The Netherlands, October 18, 2007 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) announced today that it will host a conference call and webcast for investors and analysts at 9:30 a.m. EST on Thursday, November 8, 2007 to review its third-quarter 2007 financial results. The conference call will be hosted by Klaus Heinemann, Chief Executive Officer of AerCap, Keith Helming, Chief Financial Officer of AerCap, and Peter Wortel, Head of Investor Relations.

AerCap’s third-quarter earnings press release will be released before financial markets open in the United States on November 8, 2007.   A copy of the press release will be posted to the “Investor Relations” section of AerCap’s website at http://www.aercap.com.

The call can be accessed live by dialing (U.S. investors) 800-772-1085 or (International investors) +1-706-634-5464 and referencing code 20964418 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under ‘Investor Relations’.

A replay of the call will be available beginning at 1:00 p.m. EST on November 8, 2007 and continuing through Thursday, November 22, 2007. To access the recording, call 800-642-1687 and enter pass code 19286535 dialing (U.S. investors) 800-642-1687 or (International investors) +1-706-645-9291, passcode 20964418. The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

About AerCap Holdings N.V.

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies through its certified repair stations. AerCap has a fleet of 325 aircraft and 65 commercial engines that were either owned, on order, under contract or letter of intent, or managed. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for Investors: Peter Wortel +31 20 655 9658 pwortel@aercap.com	Contact for Media: Frauke Oberdieck +31 20 655 9616 foberdieck@aercap.com